July 10, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549-4561

Re: Dankon Corporation
Registration Statement on Form S-1
Filed on April 30, 2025
File No. 333-286856

Ladies and Gentlemen:

We are submitting this letter on behalf of Dankon Corporation (the “Company”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 23, 2025 relating to the Company’s Registration Statement on Form S-1 (File No. 333-286856) filed with the Commission on June 9, 2025 (the “Registration Statement”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures.

Registration Statement on Form S-1

Cover Page

1.	We note your response to prior comment 3 and continue to believe that you are a shell company as defined in Rule 405. The definition of a shell company does not turn on the company's active pursuit of a business plan, but rather on the scope of its business operations and assets. You have not persuaded us that you have more than nominal operations. Please revise your disclosure to state that you are a shell company, and provide appropriate risk factor disclosure. Alternatively, in your response letter, provide a more detailed analysis to support your claim that your business operations are more than nominal. For example, provide us with a detailed breakdown of the transactions that led to the operating expenses since inception totaling $6,230 as of February 28, 2025. The portion of these expenses that was operational and the nature of the activities the expenses funded are unclear.

Response:

We acknowledge your continued assessment that we are a shell company as defined in Rule 405. We respectfully disagree with this assessment and are providing a more detailed analysis to support our claim that our business operations are more than nominal.

Our operating expenses since inception to February 28, 2025, totaled $6,230. The majority of these expenses related to the initial development of our platform. The $6,000 for "Website (Project Planning)" was made in accordance with a Website Development Agreement dated February 13, 2025, covering:

  Requirement gathering
  Project scoping
  Documentation

The website development was completed on May 15, 2025, demonstrating tangible progress on our core product.

The Company incurred additional operating expenses of $13,802 for the three months ending May 31, 2025.

We are engaged in active business operations. We have developed and launched our proprietary platform and "Congratulations Generator" API in June 2025. This service provides customized congratulatory messages and marks our entry into revenue generation, with plans to transition to recurring revenue streams such as subscription or usage-based fees. Our future plans and enhancements are further described in the section "Future Plans and Enhancements."

Our ongoing operations are supported by a committed loan of up to $200,000 from our officer.

In summary, we believe that our operating expenses are not nominal. They represent strategic investments in building the foundation for our business operations, particularly in platform development and necessary administrative and legal infrastructure. These expenditures and subsequent launch demonstrate active engagement in developing and pursuing our business plan, consistent with a company with substantive operations, not a shell. We have also included a risk factor to address the implications should we be designated a shell in the future. We believe this detailed explanation clearly illustrates that our operations are more than nominal, and we are not a shell company.

Certain Relationships and Related Transactions, page 31

2.	We note your response to prior comment 11. Please revise to disclose that the loan bears no interest.

Response:

The Company has disclosed the information.

Sincerely,

/s/ Edgar Ulises Rodriguez Velazquez

Chief Executive Officer (CEO)